Exhibit 99.1

Raytech Holding Limited Announces 16 for 1 Share Consolidation

Hong Kong, October 30, 2025 (GLOBE NEWSWIRE) -- Raytech Holding Limited (NASDAQ: RAY) (the “Company”), a Hong Kong-headquartered company specializing in design, sourcing and wholesale of personal care electrical appliances for international brand owners, today announced that the Company’s board of directors approved on October 17, 2025 that the authorised, issued, and outstanding shares of the Company be consolidated on an 16-for-1 ratio (the “Share Consolidation”), with the marketplace effective date of November 7, 2025.

The objective of the share consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2), which pertains to the minimum bid price requirement, and maintain its listing on the Nasdaq Capital Market.

Beginning with the opening of trading on November 7, 2025, the Company’s ordinary shares will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “RAY” but under a new CUSIP number, G7385S119.

As a result of the Share Consolidation, each 16 ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share. The Share Consolidation will affect all shareholders uniformly and will not alter any shareholder’s percentage ownership interest in the Company, except for minimal changes that may result from the treatment of fractional shares. No action is required by shareholders holding their shares through a brokerage account.

No fractional shares will be issued to any shareholders in connection with the share consolidation, and each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the share consolidation.

At the time the share consolidation is effective, the Company’s authorised share capital will be changed from 8,000,000,000 ordinary shares with a par value of US$0.00000625 each, to 500,000,000 ordinary shares with a par value of US$0.0001 each. The Company’s total issued and outstanding ordinary shares will be changed from 43,598,083 ordinary shares with a par value of US$0.00000625 each to approximately 2,724,880 ordinary shares with a par value of US$0.0001 each.

About Raytech Holding Limited

Raytech Holding Limited is a Hong Kong-headquartered company with over 10 years of experience in the personal care electrical appliance industry. Through its operating subsidiary in Hong Kong, it sources and wholesales a diverse range of personal care electrical appliances ranging from hair styling, tooling, trimmer, eyelash curler, neck care, to nail care and other body and facial care appliances for international brand owners, providing integrated product design, production processing, and manufacturing solutions. For more information please visit: https://ir.raytech.com.hk/.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

Media & Investor Contact:

International Elite Capital Inc.

Annabelle Zhang

Email: management@iecapitalusa.com

Phone: +1(646) 866-7928